NovaCopper Inc.

Second Quarter 2012
Management’s Discussion & Analysis

May 31, 2012

Unaudited
(expressed in US dollars)

2	NovaCopper Inc.
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of NovaCopper Inc. (“NovaCopper” or “the Company”) is dated July 5, 2012 and provides an analysis of NovaCopper’s unaudited financial results for the quarter ended May 31, 2012 compared to the quarter ended May 31, 2011.

The following information should be read in conjunction with the Company’s May 31, 2012 unaudited interim consolidated financial statements and related notes which were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Company adopted U.S. GAAP on December 1, 2012 applied retrospectively. Previously, the Company reported under Canadian generally accepted accounting principles (“Canadian GAAP”). There were no measurement differences on adoption at December 1, 2012. The MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2011, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP. A summary of the U.S. GAAP accounting policies are outlined in note 2 of the unaudited interim consolidated financial statements. All amounts are in United States dollars unless otherwise stated.

Scott Petsel, P.Geo., an employee of the Company, Ambler Project Manager, and a qualified person under 43-101 Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in the MD&A.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE-MKT (formerly NYSE-AMEX) under the symbol “NCQ”. Additional information related to NovaCopper is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska, U.S.A. The Company conducts its operations through a wholly-owned subsidiary, NovaCopper US Inc. (“NovaCopper US”). The Company’s Ambler project consists of the 100% owned Ambler property which hosts the Arctic copper-zinc-lead-gold-silver deposit and the Bornite property acquired through a collaborative long-term agreement with NANA Regional Corporation, Inc. (“NANA”), a Regional Alaska Native Corporation. The Company is primarily focused on copper properties, some of which also have significant zinc, lead, gold and silver resources. In addition, NovaCopper’s principal properties are located in Alaska, a region with low geopolitical risk that has a long history of mining, established permitting standards and governments supportive of resource development. NovaCopper has drawn on the expertise of its management and Board of Directors with their years of experience at NovaGold Resources Inc. (“NovaGold”). The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012.

Corporate developments

Public listing

On April 25, 2012, NovaCopper began trading on the TSX in Canada and NYSE-MKT (formerly NYSE-AMEX) in the United States.

On March 28, 2012, the securityholders of NovaGold voted in favor of the special resolution approving the announced spin-out of NovaCopper Inc., and its wholly-owned subsidiary NovaCopper US. On April 30, 2012, 46,578,078 shares of NovaCopper were distributed to NovaGold shareholders such that each NovaGold shareholder of record on the effective date received one NovaCopper Share for every six common shares of NovaGold held. In accordance with the terms of the Arrangement, NovaCopper has committed to NovaGold to deliver up to 6,181,352 common shares to satisfy holders of NovaGold warrants, performance share units, and deferred shares units on record as of the close of business April 27, 2012 on the same basis as NovaGold shareholders received under the Plan of Arrangement at the time of exercise or vesting, as applicable. NovaCopper has been funded with cash of $40.0 million by NovaGold as part of the Plan of Arrangement.

Corporate governance

On January 9, 2012, Rick Van Nieuwenhuyse became NovaCopper’s President and Chief Executive Officer. Previously he was the President and Chief Executive Officer of NovaGold.

NovaCopper Inc.	3
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Property review

NovaCopper’s principal asset, the Ambler project, is located in the highly prospective Ambler District in Northwest Alaska. The Company’s Ambler project comprises a total of approximately 331,200 acres (134,032 hectares) consisting of the Ambler and Bornite properties.

Ambler

Ambler, which hosts the high-grade copper-zinc-lead-gold-silver Arctic deposit, is owned by NovaCopper US. Ambler is an exploration-stage property located in Northwestern Alaska comprising 90,315 acres (36,549 hectares) of Federal patented mining claims and State of Alaska mining claims, within which volcanogenic massive sulfide (“VMS”) mineralization has been found. On April 24, 2012, NovaCopper filed an updated preliminary economic assessment (“PEA”) for the Arctic deposit entitled “NI 43-101 Preliminary Economic Assessment, Ambler Project, Kobuk, AK” dated March 9, 2012 (with an effective date of February 1, 2012). The PEA included a mineral resource estimate for the Arctic deposit showing an indicated mineral resource of 19.4 million tonnes grading 4.05% copper, 5.81% zinc, 0.80 grams/tonne gold, and 59.55 grams/tonne silver containing 1.7 billion pounds of copper, 2.5 billion pounds of zinc, 415.1 million pounds of lead, 0.5 million ounces of gold, and 37.2 million ounces of silver. In addition, the estimate shows an inferred mineral resource of 11.4 million tonnes grading 3.47% copper, 4.84% zinc, 0.64 grams/tonne gold, and 46.75 grams/tonne silver containing 873.1 million pounds of copper, 1.2 billion pounds of zinc, 200.6 million pounds of lead, 0.2 million ounces of gold and 17.2 million ounces of silver. NovaCopper has entered into an agreement with NANA relating to the exploration and development of the Ambler project and which provides NANA with certain royalties and back-in rights in the event one or more mines are developed on the combined property.

On January 11, 2010, NovaGold purchased 100% of the Ambler property. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively, for total consideration of $29.0 million. The fair value based on a discount rate of approximately 8% of these cash payments were $11.1 million and $10.3 million, respectively, at the transaction date. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that the owner of the property can purchase at any time for a one-time payment of $10.0 million. Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property which was terminated as part of the purchase and sale agreement.

The project’s Net Present Value (NPV8%) using the PEA base case metal price assumptions set forth below was estimated at $757 million and $533 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rates of Return (“IRR”) were estimated at 31% and 26%. Using the alternate metal prices set forth below, the pre-tax and post-tax NPV8% were estimated at $1.4 billion and $1.0 billion, respectively, with corresponding IRRs estimated at 44% and 37%. Base case metal price assumptions used were US$2.50/lb of copper, US$1.05/lb of zinc, US$1.00/lb of lead, US$1,100/oz of gold and US$20/oz of silver. The alternate metal price assumptions used were US$3.41/lb of copper, US$0.90/lb of zinc, US$1.00/lb of lead, US$1,650/oz of gold and US$30/oz of silver. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA’s conclusions will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Under U.S. GAAP, the Company has accounted for the Ambler property as a mineral property with acquisition costs capitalized and exploration costs expensed in accordance with the Company’s accounting policies. As a result of the spin-off of NovaCopper from NovaGold, the unaudited interim consolidated financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold.

Bornite

On October 19, 2011, NovaCopper US and NANA signed a collaborative agreement to explore and develop the Ambler mining district. Under the Exploration Agreement and Option to Lease, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA through the Alaska Native Claims Settlement Act (“ANCSA”), located adjacent to the Ambler property.

4	NovaCopper Inc.
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

As consideration, NovaCopper paid $4.0 million upon signing to acquire the right to explore and develop the combined Ambler district which includes NovaCopper’s Ambler property. Upon the decision to proceed with development of a mine on the lands, including Ambler, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40.0 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share. The completion of the agreement with NANA combines NovaCopper’s Ambler property with the adjacent Bornite property and ANCSA lands for a total of approximately 331,200 acres (134,032 hectares).

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

Under U.S. GAAP, the Company has accounted for the Bornite property as a mineral property with acquisition costs capitalized and exploration costs expensed.

Current activities

NovaCopper has approved a 2012 budget of $16.5 million to support exploration activities and engineering studies at the Ambler and Bornite properties following completion of the Plan of Arrangement. This year’s planned program will focus exploration efforts on the Bornite deposit and the Sunshine deposit, a satellite polymetallic VMS deposit located 12 kilometres west of the Arctic deposit. An estimated 15,000 – 20,000 meters of diamond drilling is planned with four rigs currently drilling at the deposits. For the six months ending May 31, 2012, the Company spent $3.1 million on preparing and start-up of the 2012 drilling season and purchased plant and equipment of $1.3 million to support activities at site.

Summary of quarterly results

		in thousands of dollars, except for per share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
	$	$	$	$
Accretion expense	-	208	-	488
Amortization	168	53	286	57
General and administrative	727	14	752	15
Mineral properties expense	2,421	2,433	3,058	2,778
Professional fees	143	8	144	9
Salaries	738	-	822	-
Salaries – stock based compensation	5,494	-	5,494	-
Loss and comprehensive loss for the period	9,753	2,754	10,618	3,398
Basic and diluted loss per common share	$0.62	$74,432	$1.34	$178,842

For the six-month period ended May 31, 2012, the Company reported a net loss of $10.6 million (or $1.34 basic and diluted loss per common share) compared to a net loss of $3.4 million for the corresponding period in 2011 (or $178,842 basic and diluted loss per common share). This variance was primarily due to the presence of stock based compensation expense during 2012 which included the granting of 5.8 million options to directors, officers and employees during the period. As the Company was not a publicly traded entity in 2011, there is no similar charge. The comparable basic and diluted loss per common share for 2011 is significantly higher than 2012 as the Company had 100 common shares outstanding at the end of the period held by NovaGold following its incorporation in April 2011. Expenses to April 30, 2012, the date of completion of the spin-out, were funded by NovaGold and its affiliates.

Other important variances for the six-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) a $0.5 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012; (b) $0.8 million in general and administrative expenses in 2012 compared to $0.02 million in 2011, primarily as a result of NovaCopper becoming its own public company following the completion of the spin-out from NovaGold; (c) $3.1 million on mineral properties expense in 2012 compared to $2.8 million in 2011, due to increased activities in the beginning of the year preparing for field season and increased engineering and metallurgy studies during the off-season in 2012 when compared to 2011; and (d) $0.8 million salaries expense in 2012 compared to $nil in the same period in 2011, primarily as the Company had non-project employees during 2012 which included a one-time expense of $0.6 million to account for the issuance of 76,005 common shares, net of withholding taxes, under the President’s employment agreement with the completion of the spin-out.

NovaCopper Inc.	5
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

For the three-month period ended May 31, 2012, the Company reported a net loss of $9.8 million (or $0.62 basic and diluted loss per common share) compared to a net loss of $2.8 million for the corresponding period in 2011 (or $74,432 basic and diluted loss per common share). This variance was primarily due to the presence of stock based compensation expense of $5.5 million during 2012 which included the granting of 5.8 million options to directors, officers and employees during the period and salaries expense of $0.7 million. As the Company was not a publicly traded entity in 2011, there are no similar charges for the comparable period.

Other important variances for the three-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) $0.7 million in general and administrative expenses in 2012 compared to $0.01 million in 2011, primarily as a result of NovaCopper becoming its own public company following the completion of the spin-out from NovaGold. General and administrative expenses also include expenses incurred by the Company under a services agreement with NovaGold which totaled $0.2 million for May 2012 including rent and a one-time set-up fee; (b) as mentioned above, $0.7 million in salaries expense in 2012 compared to $nil in 2011 as the Company had no non-project employees in the prior year which included a one-time expense of $0.6 million to account for the issuance of common shares under the President and CEO’s employment agreement with the completion of the spin-out as discussed above; and (c) $0.2 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with U.S. GAAP.

				in thousands of dollars, except per share amounts
	05/31/12	02/29/12	11/30/11	8/31/11	5/31/11	2/28/11	11/30/10	8/31/10
	$	$	$	$	$	$	$	$
Gross revenues (loss)	10	(1)	-	-	-	-	-	-
Mineral property expenses	2,421	637	233	5,589	2,433	346	217	1,248
Loss for the quarter	(9,753)	(865)	(1,653)	(6,285)	(2,754)	(644)	(660)	(1,821)
Loss per common share – basic and diluted	(0.62)	(4,325)	(11,789)	(45,889)	(74,432)	N/A	N/A	N/A

Factors that can cause fluctuations in the Company’s quarterly results include the timing of the exploration field season at the Company’s properties, timing of property payments, stock option grants, incorporation of the Company, issuance of shares, and completion of the spin-out of NovaCopper. Prior to April 2011, the Company had no shares outstanding as it was not yet incorporated. As a result, there is no comparable loss per share for those periods prior to incorporation.

During the third quarter of 2010, the Company had mineral property expenses of $1.2 million as the full quarter was during the exploration field season. During the last quarter of fiscal 2010, the Company incurred accretion expense of $0.3 million due to accretion relating to property payments owing on the Ambler property in January 2011 and 2012. During the first quarter of 2011, the Company recorded $0.3 million in accretion expense as a result of accretion relating to the property payments. During the second quarter of 2011, the Company had mineral property expenses of $2.4 million as a result of the start-up of the exploration field season. As NovaCopper was incorporated during the second quarter of 2011, a loss per common share was presented. During the third quarter of 2011, the Company had mineral property expenses of $5.6 million as the full quarter was during the exploration field season and accretion expense of $0.5 million due to an early payment of property payments owing on the Ambler property. During the fourth quarter of 2011, the Company incurred $1.3 million in general and administrative expenses as a result of general expenses that were incurred as part of NovaCopper incurring management fees from NovaGold. During the first quarter of 2012, the Company recorded expenses of $0.6 million in mineral property expenses in preparation activities for field season and ongoing engineering studies. During the second quarter of 2012, the Company had stock-based compensation expense of $5.5 million, $0.7 million for general and administrative and $0.7 million for salaries expense recorded as a result of the completion of the spin-off from NovaGold.

6	NovaCopper Inc.
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per common share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At May 31, 2012, the Company had $38.7 million in cash and cash equivalents. The Company expended $3.9 million on operating activities during the six-month period ended May 31, 2012, compared with expenditures of $3.0 million for operating activities for the same period in 2011. A significant portion of cash spent on operating activities during both periods was expended on mineral property expenses. The increase in operating activities from 2011 to 2012 is mostly due to expenditures in the period for general and administrative and salaries expense with no comparative spending for the same period in 2011.

During the six-month period, the Company generated $43.8 million in cash from financing activities compared with $4.2 million in the same period in 2011. The Company received cash of $40.0 million from NovaGold in April 2012 with the completion of the Plan of Arrangement. For the period ended May 31, 2012, the Company received additional funding of $3.8 million to fund normal operating expenses incurred up to April 30, 2012 compared with $16.2 million in funding provided in the same period in 2011. In 2011, a portion of the $16.2 million in funding received repaid the remaining $12.0 million note payable on the purchase of the Ambler property. All expenses prior to April 30, 2012 were funded by NovaGold.

During the quarter, the Company expended $1.2 million on investing activities compared with $1.2 million in 2011. In 2011, the Company’s focus was on building a camp and acquiring equipment to assist in its efforts. In 2012, the Company spent a comparable amount on acquiring additional equipment to maintain and improve road access and expand the sleeping capacity of its camp.

The Company has no material off-balance sheet arrangements or operating leases.

Contractual obligated undiscounted cash flow requirements as at May 31, 2012 are as follows.

				in thousands of dollars, unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	1,708	1,708	-	-	-	-
Due to related parties (a)	244	244	-	-	-	-

(a)    Amounts due to related parties consist of current accounts payable owing to NovaGold under its Services Agreement.

Related party transactions

Expenses to April 30, 2012 were funded by NovaGold and its affiliates. NovaGold is a related party with directors in common. During May 2012, NovaGold and its affiliates provided management and office services totaling $0.2 million to the Company, including rent and a one-time set-up fee of $49,000 pursuant to a Services Agreement.

During the quarter ended May 31, 2012, the Company provided exploration and management services in the amount of $7,000 to NovaGold under the Services Agreement.

The Company had accounts receivable of $24,000 at May 31, 2012 due from NovaGold. The Company had payables due to related parties of $244,000 at May 31, 2012 and $395,000 at November 30, 2011 due to NovaGold and its affiliates. The amount due at November 30, 2011 was capitalized as part of NovaGold’s funding of NovaCopper prior to the effective date of the Plan of Arrangement.

NovaCopper Inc.	7
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)    Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to cash of CDN$1.1 million, accounts receivable of CDN$37,000 and accounts payable of CDN$392,000. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately $65,000.

(b)    Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution which are composed of financial instruments issued by Canadian banks. The Company’s accounts receivable consist of HST receivable from the Federal Government of Canada, amounts due from related parties and receivables due for camp and management services provided to other parties. The Company’s exposure to credit risk is limited to the balance of cash and cash equivalents and accounts receivable as recorded in the financial statements.

(c)    Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage. The Company’s contractually obligated cash flow is disclosed under the section Liquidity and capital resources.

(d)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds excess cash balances in money market funds which limits the risk of loss due to interest rate changes to $nil.

(e)    Price risk

The Company is exposed to price risk with respect to commodity prices as future profitability and long-term viability will depend, in large parts on the price of copper, zinc, lead, gold and silver. The market prices for such metals are volatile and subject to numerous factors beyond Management’s control. Management closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability could be affected by commodity price volatility.

New accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2011 or as noted. The Company is continuing to assess the impact of these standards and amendments or has determined whether it will early adopt them as noted.

8	NovaCopper Inc.
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

i.	Share-based payments and exercise price

The Financial Accounting Standards Board (“FASB”) issued accounting standard update (“ASU”) to Topic 718 which provides guidance on whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which an employee’s pay is denominated. The guidance clarifies that if a share-based payment award with an exercise price denominated in a currency of a market in which a substantial portion of the entity’s equity securities trade, it would not be considered to contain a condition that is not a market, performance or service condition that would require classification as a liability if it otherwise qualifies for equity classification. This guidance is effective for interim and annual periods beginning after December 15, 2010 and is effective for the Company beginning December 1, 2011. Adoption of this guidance had no impact on the Company’s interim consolidated financial statements.

ii.	Presentation of comprehensive income

In June 2011, the FASB issued an update to Topic 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company has elected to early adopt the guidance effective December 1, 2011. The Company’s current one-statement approach resulted in no impact to presentation.

iii.	Comprehensive income

In December 2011, the FASB issued “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (year ending November 30, 2013 for the Company). The Company does not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” under Schedule “I – Information Concerning NovaCopper Post-Arrangement” in NovaGold’s Management Proxy Circular dated February 27, 2012 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under NovaGold’s company profile and on EDGAR at www.sec.gov under NovaCopper’s company profile.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

NovaCopper Inc.	9
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended May 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. The Company continues to evaluate its internal control over financial reporting on an ongoing basis to identify improvements.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Ambler and Bornite properties, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.
10	NovaCopper Inc.
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to inability to define proven and probable reserves and none of the Company’s mineral properties are in production or under development;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance its planned exploration activities at its mineral properties or to complete further exploration programs;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  commodity price fluctuations;
  risks related to market events and general economic conditions;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to lack of infrastructure;
  risks related to inclement weather which may delay or hinder exploration activities at its mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  uncertainty related to inferred mineral resources;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  credit, liquidity, interest rate and currency risks;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  risks related to competition in the acquisition of mineral properties;
  risks related to unknown liabilities in connection with acquisitions;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to sufficient time spent by officers of the Company on the Company’s affairs;
  risks related to the Company’s dependence on a Services Agreement of which the term is limited;
  uncertainty as to potential future litigation;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  risks related to future sales or issuances of equity securities decreasing the value of existing common shares, diluting voting power and reducing future earnings per share;
  uncertainty as to the volatility in the price of the Company’s shares;
  the Company’s expectation of not paying cash dividends;
  adverse federal income tax consequences for U.S. shareholders should the Company be a passive foreign investment company;
  risks related to the Company’s majority shareholder;
NovaCopper Inc.	11
Q2-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status as of December 1, 2012.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NovaGold’s Management Proxy Circular as outlined in Schedule “I – Information Concerning NovaCopper Post-Arrangement” dated February 27, 2012, filed with the Canadian securities regulatory authorities, NovaCopper’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaCopper and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

12	NovaCopper Inc.
Q2-2012